FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
DECEMBER 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ).

Enclosure:                                        Press release dated December 8, 2004: Transgene appoints Philippe Archinard as new Chief Executive Officer

CONTACT:

Transgene	Cohn & Wolfe	Image 7
+ 33 (0) 3 88 27 91 01	Michael Long	Tiphaine Hecketsweiler
	+ 1 (415) 365-8523	+ 33 (0) 1 53 70 74 59

TRANSGENE APPOINTS PHILIPPE ARCHINARD
AS NEW CHIEF EXECUTIVE OFFICER

Strasbourg, France, December 8, 2004 – Transgene (Nasdaq: TRGNY; Euronext: FR0005175080) announced today that its Board of Directors chaired by Dr. Christophe Mérieux yesterday appointed Philippe Archinard as the new Chief Executive Officer (“CEO”) and Board Director. He replaces Jean-François Carmier, who is leaving Transgene for personal reasons. The Board of Directors expressed its thanks to Jean-François Carmier for his contribution to the development of Transgene (the “Company”).

“We are very happy to welcome Philippe Archinard to Transgene,” stated Dr. Christophe Mérieux, Chairman of Transgene. “Philippe’s background as former CEO of the biotechnology company Innogenetics and his international experience will accelerate our Company’s developments.”

Philippe Archinard, 45, began his career with bioMérieux where he held various positions for 15 years in France and the United States, including CEO of the U.S. operations. Since March 2000, he has served as Chief Executive Officer of Innogenetics. He holds a chemical engineering degree and a PhD in biochemistry from Lyon University, and has completed the PMD program at the Harvard Business School.

In addition, the Board of Directors was informed by the principal shareholder of Transgene of its commitment to cover Transgene’s cash needs until the end of 2005 unless another financing option is adopted during this timeframe, in order for the new CEO to develop and implement his strategy.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II clinical trials and one that has completed a Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenoviral and poxviral families.

This press release contains forward-looking information regarding the funding of Transgene’s operations through the end of 2005. This information reflects statements made by the Company’s principal shareholder at the Board of Directors meeting on December 7, 2004. It is not a guaranty by the Company of on-going operations or future performance.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581
11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11
www.transgene.fr

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	December 8, 2004	Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer